Exhibit 14

BROOKE CORPORATION

INSIDER TRADING POLICY

(As Amended January 27, 2005)

This policy confirms procedures, which all directors and personnel at every level must follow, arising from the Company's responsibilities as a public company and each individual's responsibility to understand and comply with legal restrictions that relate to insider trading. We take seriously our obligation, and that of our employees, officers and directors, to prevent insider trading violations and have established this policy to assist all of us in complying with our obligations. Brooke strives to avoid even the appearance of any impropriety.

For purposes of this policy, "inside" and/or "non-public" information is defined as any information of which the general public does not have knowledge. It is information from a source within the company or from a source to whom or which Brooke owes a duty of confidentiality that has not been published in such a way to provide broad, non-exclusionary distribution to the public. Examples of public disclosure include the issuance of a press release or the filing with the Securities and Exchange Commission of a report on Form 8-K, Form 10-Q or Form 10-K.

1. Prohibition Against Trading on Undisclosed Material Information

If you are aware of material information relating to the Company, which has not yet been available to the public for at least two full trading days (days during which Brooke stock has been traded on AMEX or another national equities market), you are prohibited from trading in any Brooke stock or other security or directly or indirectly disclosing such information to any other persons so that they may trade in our securities. It is difficult to describe exhaustively what constitutes "material" information, but you should assume that any information, positive or negative, which might be of importance to an investor, as part of the total mix of available information, in determining whether to purchase, sell or hold our stock would be material. Information may be important for this purpose even if it would not alone determine the investor's decision. Examples include a potential business acquisition or divestiture, internal financial information which departs in any way from what the market would expect, projections of future earnings or losses, important product developments, the acquisition or loss of a major contract, major changes in management, or an important financing transaction. We emphasize that this list is merely illustrative.

Specifically, the restrictions and prohibitions includes the following:

Do not buy or sell the stock or other securities of any company while you have material inside information about such company.

Do not recommend or suggest that anyone else buy, sell, or retain the stock or other securities of any company while you have material inside information about such company.

Directors and officers of the Company or any of its subsidiaries and those other persons designated by the Chief Executive Officer of the Company must obtain clearance from the General Counsel or the President and Chief Operating Officer of the Company prior to purchasing, selling or otherwise transacting in Company securities or entering into a Rule 10b5-1 Plan (discussed below).

Do not disclose any inside information to anyone outside Brooke (including family members), except when such disclosure is needed to enable Brooke to carry on its business properly and effectively, and appropriate steps have been taken by Brooke to prevent the misuse of the information. Employees are urged to consult with the Company's in-house legal counsel to determine if such disclosure is needed and is being undertaken in an appropriate manner.

Only disclose inside information within Brooke in the ordinary course of business and when you have no reason to believe the information will be misused.

The prohibitions set forth above do not apply to any purchase or sale of a Company security pursuant to a binding contract, instruction or written plan described in Rule 10b5-1 under the Securities Exchange Act of 1933 (see "Rule 10b5-1 Plans," below), and to the following routine, on-going transactions generally beyond the insider's immediate control: the receipt of a stock option awarded under a Company-sponsored stock option plan, the vesting of stock options, the automatic purchase of shares through dividend reinvestment under the Brooke Corporation Dividend Reinvestment & Direct Stock Purchase and Sale Plan (but not the purchase of shares with voluntary optional payments), or the acquisition or disposition of stock in a stock split, stock dividend or other transaction affecting all shareholders generally.

2. Confidentiality

Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the stock. Company personnel should not discuss non- public material Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties and in accordance with the Company's Disclosure Policy.

This prohibition applies specifically (but not exclusively) to inquiries about the Company, which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to our President and Chief Operating Officer, Chief Executive Officer or General Counsel.

If you have any doubt as to your responsibilities under these guidelines, seek clarification and guidance from the General Counsel or the President and Chief Operating Officer before you act. Do not try to resolve uncertainties on your own.

Failure to adhere to the above may result in serious legal difficulties for you, as well as the Company. A failure to follow their letter and spirit would be considered a matter of extreme seriousness and a basis for corrective action up to and including termination of employment.

3. Rule 10b5-1 Plans

Directors and employees can create an affirmative defense to a charge of insider trading by developing a Rule 10b5-1 plan for future sales under the Securities Exchange Act of 1934. The following are the requirements for such a plan:

There is no specific form that needs to be developed.  Keep in mind that development and institution of a Rule 10b5-1 plan will not prevent a director or employee from being charged with insider trading violations, but it can create an affirmative defense to protect directors and employees from liability. This means that you can still be charged with insider trading but can defend the charge successfully if you had a plan in place for the purchase or sale being challenged and the purchase or sale occurred pursuant to that plan.

A person's purchase or sale is not "on the basis of" material nonpublic information if the person making the purchase or sale can demonstrate that:

(A) before becoming aware of the information the person had:
  (1) entered into a binding contract to purchase or sell,
  (2) instructed another person to purchase or sell, or
  (3) adopted a written plan for trading.
(B) The contract, instruction or plan must:
  (1)  specify the amount of securities to be bought or sold AND the price at which to buy or sell AND the date on which the purchase or sale is to occur;

  (2)  include a written formula or algorithm for determining the amount of securities to be purchased or sold AND the prices at which to buy or sell AND the date to buy or sell; or

  (3)  not permit the person to exercise any subsequent influence over how, when or whether to buy or sell; provided that the third-party executing the contract, instruction or plan was not aware of the material nonpublic information.

A purchase or sale is not pursuant to one of the above defenses if the plan, contract or instruction is altered or deviated from in any way, whether it be with respect to the amount of securities bought or sold, price, or timing of the purchase or sale.  The plan, instruction or contract must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of the insider trading rules.

A copy of any Rule 10b5-1 contract, instruction or plan must be provided to the General Counsel of the Company.

4. Individual Responsibility

Each insider is individually responsible for complying with this policy and applicable laws and regulations. This policy does not replace your individual responsibility to understand and comply with legal restrictions on insider trading. You should use your best judgment in transacting in the Company's securities and you should consult with your own legal and financial advisors, as necessary.